UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BIO-IMAGING TECHNOLOGIES, INC.
(Name of Issuer)

          Common Stock, par value $.00025 per share
(Title of Class of Securities)

           09056N103
(CUSIP Number)

           December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]             Rule 13d-1(b)

[ X ]             Rule 13d-1(c)

[    ]             Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 18 Pages
Exhibit Index: Page 16

SCHEDULE 13G
CUSIP No.: 09056N103		Page 2 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LANDMARK ADVISORS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0% based on 14,341,403 shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: IA

SCHEDULE 13G
CUSIP No.: 913201109		Page 3 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LANDMARK SELECT MASTER FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0% based on 14,341,403 shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: HC

SCHEDULE 13G
CUSIP No.: 913201109		Page 4 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TILDENROW ADVISORS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	35,800
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	35,800
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,800
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.25% based on 14,341,403 shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: IA

SCHEDULE 13G
CUSIP No.: 913201109		Page 5 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BARON ADVISORS LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0% based on 14,341,403 shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: HC

SCHEDULE 13G
CUSIP No.: 913201109		Page 6 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). AHMED FATTOUH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0% based on 14,341,403 shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: HC

SCHEDULE 13G
CUSIP No.: 913201109		Page 7 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JOHN SALIB
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0% based on 14,341,403 shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: HC

SCHEDULE 13G
CUSIP No.: 913201109		Page 8 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SEBASTIAN STUBBE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0% based on 14,341,403 shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: HC

SCHEDULE 13G
CUSIP No.: 913201109		Page 9 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EILEEN SEGALL
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	35,800
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	35,800
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,800
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.25% based on 14,341,403 shares outstanding as of October 31, 2008.
12.	Type of Reporting Person: HC

Page 10 of 18 Pages

Item 1(a).	Name of Issuer:

Bio-Imaging Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

826 Newton-Yardley Road
Newton, PA 18940-1721

Item 2(a).	Name of Person Filing
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Tildenrow Advisors, LLC (“Tildenrow Advisors”)
ii)	Landmark Select Master Fund Ltd. (“Landmark Select”)
iii)	Landmark Advisors, LLC (“Landmark Advisors”)
iv)	Baron Advisors, LLC (“Baron Advisors”)
v)	Ahmed Fattouh (“Mr. Fattouh”)
vi)	John Salib (“Mr. Salib”)
vii)	Sebastian Stubbe (“Mr. Stubbe”)
viii)	Eileen Segall (“Ms. Segall”)

This Statement relates to Shares (as defined herein) held for the accounts of Landmark Select, a Cayman Islands exempted company.  Landmark Advisors serves as investment adviser to Landmark Select and Tildenrow Advisors serves as sub-adviser to Landmark Select under Landmark Advisors.  In such capacity, both Landmark Advisors and Tildenrow Advisors may be deemed to have voting and dispositive power over the Shares held for the account of Landmark Select.  Landmark Advisors is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.  Baron Advisors, LLC, Mr. Salib and Mr. Stubbe are members of Landmark Advisors with discretionary authority in relation to trades advised by Landmark Advisors or its sub-advisers.  Mr. Fattouh is the managing member of Baron Advisors.  Ms. Segall is the managing member of Tildenrow Advisors.  As of December 31, 2008, Tildenrow Advisors, sub-adviser to Landmark Select, no longer holds any shares of the Issuer on behalf of Landmark Select.  However, Tildenrow Advisors continues to hold shares of the Issuer on behalf of another fund unaffiliated with Landmark Select or Landmark Select’s investment adviser, Landmark Advisors.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib and Mr. Stubbe is 408 West 14th Street, New York, NY 10014.  The address of the principal place of business of Tildenrow Advisors and Ms. Segall is 120 E. 34th Street Suite 6H, New York, NY 10016.

Item 2(c).	Citizenship:

Page 11 of 18 Pages

i)	Tildenrow Advisors is a New York limited liability company;
ii)	Landmark Select is a Cayman Islands exempted company;
iii)	Landmark Advisors is a Delaware limited liability company;
iv)	Baron Advisors is a New York limited liability company;
v)	Mr. Fattouh is a citizen of the United States of America;
vi)	Mr. Salib is a citizen of the United States of America;
vii)	Mr. Stubbe is a citizen of the United States of America; and
viii)	Ms. Segall is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.00025 per share (the “Shares”)

Item 2(e).	CUSIP Number:

09056N103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

(i) As of December 31, 2008, Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib and Mr. Stubbe may be deemed to be the beneficial owner of 0 Shares.  This amount consists of 0 Shares held for the account of Landmark Select..

(ii) As of December 31, 2008, Tildenrow Advisors and Ms. Segall may be deemed to be the beneficial owner of 35,800 Shares.

Item 4(b)	Percent of Class:

(i.) The number of Shares of which each of Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib and Mr. Stubbe may be deemed to be the beneficial owner constitutes approximately 0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 14,341,403 shares outstanding as of October 31, 2008).

(ii.) The number of Shares of which each of Tildenrow Advisors and Ms. Segall may be deemed to be the beneficial owner constitutes approximately 0.25% of the total number of Shares

Page 12 of 18 Pages

outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q, there were approximately 14,341,403 shares outstanding as of October 31, 2008).

Item 4(c)	Number of Shares of which such person has:

Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib and Mr. Stubbe
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Tildenrow Advisors and Ms. Segall
(i) Sole power to vote or direct the vote:	35,800
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	35,800
(iv) Shared power to dispose or direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not

Page 13 of 18 Pages

acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 14 of 18 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009	LANDMARK SELECT MASTER FUND LTD. By: LANDMARK ADVISORS, LLC, its investment adviser

By: /s/ John Salib
Name: John Salib
Title: Member
Date: February 3, 2009	TILDENROW ADVISORS, LLC

By: /s/ Eileen Segall
Name: Eileen Segall
Title: Managing Member

Date: February 3, 2009	LANDMARK ADVISORS LLC

By: /s/ John Salib
Name: John Salib
Title: Member

Date: February 3, 2009	BARON ADVISORS, LLC

By: /s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Managing Member

Date: February 3, 2009	AHMED FATTOUH

/s/ Ahmed Fattouh

Date: February 3, 2009	JOHN SALIB

/s/ John Salib

Date: February 3, 2009	SEBASTIAN STUBBE

/s/ Sebastian Stubbe

Page 15 of 18 Pages

Date: February 3, 2009	EILEEN SEGALL

/s/ Eileen Segall

Page 16 of 18 Pages

EXHIBIT INDEX

Exhibit		Page No.

A	Joint Filing Agreement, dated February 3, 2009 by and among Tildenrow Advisors, Landmark Advisors, Landmark Select, Baron Advisors, Mr. Fattouh, Mr. Salib, Mr. Stubbe and Ms. Segall	16

Page 17 of 18 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Bio-Imaging Technologies, Inc. dated as of February 3, 2009 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 3, 2009	LANDMARK SELECT MASTER FUND LTD. By: LANDMARK ADVISORS, LLC, its investment adviser

By: /s/ John Salib
Name: John Salib
Title: Member
Date: February 3, 2009	TILDENROW ADVISORS, LLC

By: /s/ Eileen Segall
Name: Eileen Segall
Title: Managing Member

Date: February 3, 2009	LANDMARK ADVISORS LLC

By: /s/ John Salib
Name: John Salib
Title: Member

Date: February 3, 2009	BARON ADVISORS, LLC

By: /s/ Ahmed Fattouh
Name: Ahmed Fattouh
Title: Managing Member

Date: February 3, 2009	AHMED FATTOUH

/s/ Ahmed Fattouh

Date: February 3, 2009	JOHN SALIB

Page 18 of 18 Pages

/s/ John Salib

Date: February 3, 2009	SEBASTIAN STUBBE

/s/ Sebastian Stubbe

Date: February 3, 2009	EILEEN SEGALL

/s/ Eileen Segall